CIBT EDUCATION GROUP INC.

(Previously Capital Alliance Group Inc.)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007

UNAUDITED

CONSOLIDATED BALANCE SHEETS

INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102, the Company discloses that its external auditors have not reviewed the accompanying interim financial statements, notes to interim financial statements and the related Management’s Discussion and Analysis.

CIBT EDUCATION GROUP INC.

(Previously Capital Alliance Group Inc.)

CONSOLIDATED BALANCE SHEET

	December 31, 2007 (Unaudited)	June 30, 2007 (Audited)

ASSETS
	Amounts in US$	Amounts in US$
CURRENT
Cash and cash equivalents	$ 12,824,751	$ 11,734,512
Accounts receivable	5,953,927	651,300
Marketable securities (Note 4)	820,795	1,522,703
Prepaid expenses and other current assets	3,127,083	268,741

	22,726,556	14,177,256
PROPERTYAND EQUIPMENT	3,811,807	1,069,182
INTANGIBLE ASSETS (Note 3 (a))	347,998	349,659
GOODWILL (Note 3 (a))	32,663,180	4,150,046
DEFERRED COSTS AND OTHER ASSETS	248,553	163,554

	$ 59,798,094	$ 19,909,697

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 4,260,408	$ 1,503,364
Income taxes payable	380,390	230,043
Deferred educational revenue	12,489,690	423,248
Unearned consulting fees (Note 4)	-	276,923
Lease obligation	19,358	17,946
Long-term debt – current portion (Note 5)	-	80,375
Due to related parties (Note 7)	32,698	84,087

	17,182,544	2,615,986

CAPITAL LEASE OBLIGATION	1,096,359	64,677

LONG-TERM DEBT (Note 5)	-	2,952,530

NON-CONTROLLING INTERESTS (Note 3(a))	1,157,393	617,372

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 6)	50,028,337	26,851,807
CONTRIBUTED SURPLUS	3,175,178	2,180,249
SUBSCRIPTIONS RECEIVED (Note 6 and Note 8)	2,350,652	-
TREASURY SHARES HELD (Note 6)	(1,082,648)	(1,381,824)
CUMULATIVE TRANSLATION ADJUSTMENT (Note 2)	1,580,412	525,172
ACCUMULATED COMPREHENSIVE LOSS (Note 4 and Schedule 2)	(762,282)	-
DEFICIT	(14,927,851)	(14,516,272)

	40,361,798	13,659,132

	$ 59,798,094	$ 19,909,697

Approved on behalf of the Board:

“Toby Chu”	“Allen Chu”
Toby Chu – Director	Allen Chu – Director

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.

(Previously Capital Alliance Group Inc.)

INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

UNAUDITED

	Three Months Ended December 31, 2007	Three Months Ended December 31, 2006	Six Months Ended December 31, 2007	Six Months Ended December 31, 2006

	Amounts in US$	Amounts in US$	Amounts in US$	Amounts in US$
REVENUES
Educational	$ 2,533,733	$ 1,520,597	$ 4,004,423	$ 2,632,669
Design and advertising	556,317	346,903	1,063,889	567,270
Consulting	57,454	169,230	289,352	295,735

	3,147,504	2,036,730	5,357,664	3,495,674

DIRECT COSTS
Educational	1,111,390	752,281	1,783,466	1,219,855
Design and advertising	371,065	118,871	650,229	236,276

	1,482,455	871,152	2,433,695	1,456,131

NET REVENUES	1,665,049	1,165,578	2,923,969	2,039,543

GAIN FROM SALE OF MARKETABLE SECURITIES (Note 4)	-	212,889	6,198	1,201,364

TOTAL NET REVENUES	1,665,049	1,378,467	2,930,167	3,240,907

EXPENSES
General and administrative – Schedule 1	2,246,403	1,035,528	3,384,512	2,175,653
Interest on long-term debt	84,725	-	185,097	-
Amortization	85,548	61,387	155,554	116,581
Stock-based compensation	425,006	-	720,412	-

	2,841,682	1,096,915	4,445,575	2,292,234

INCOME (LOSS) BEFORE THE FOLLOWING ITEMS:	(1,176,633)	281,552	(1,515,408)	948,673

OTHER INCOME	90,364	28,919	182,930	48,526
GAIN ON CIBT SHARE ISSUANCES AND PURCHASES (Note 3(a))	2,916,905	131,573	2,916,905	131,573
AMORTIZATION OF FINANCE FEES (Note 5)	(1,926,777)	-	(2,047,471)	-
NON-CONTROLLING INTERESTS	(28,397)	(87,335)	51,465	(104,681)

NET INCOME (LOSS)	(124,538)	354,709	(411,579)	1,024,091

DEFICIT, BEGINNING OF PERIOD	(14,803,313)	(13,998,931)	(14,516,272)	(14,668,313)

DEFICIT, END OF PERIOD	$ (14,927,851)	$ (13,644,222)	$ (14,927,851)	$ (13,644,222)

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE	$ 0.00	$ 0.01	$ (0.01)	$ 0.03

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.

(Previously Capital Alliance Group Inc.)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED

	Three Months Ended December 31, 2007	Three Months Ended December 31, 2006	Six Months Ended December 31, 2007	Six Months Ended December 31, 2006

	Amounts in US$	Amounts in US$	Amounts in US$	Amounts in US$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income (loss) from continuing operations	$ (124,538)	$ 354,709	$ (411,579)	$ 1,024,091
Adjusted for items not involving cash:
- amortization of deferred consulting fees	(57,454)	(169,230)	(289,352)	(295,735)
- gain from sale of marketable securities	-	(212,889)	(6,198)	(1,201,364)
- amortization	85,548	61,387	155,554	116,581
- stock-based compensation	425,006	-	720,412	-
- gain on CIBT share issuances and purchases	(2,916,905)	(131,573)	(2,916,905)	(131,573)
- accrued interest	(84,419)	-	(88,566)	-
- amortization of finance fees	1,926,777	-	2,047,471	-
- unrealized foreign exchange gain (loss)	46,531	-	(140,431)	-
- amortization of deferred curriculum costs	5,064	-	13,959	-
- non-controlling interests	28,397	87,335	(51,465)	104,681

	(665,993)	(10,261)	(967,100)	(383,319)
Net changes in non-cash working capital items	(1,343,248)	(475,668)	870,220	1,532,985

NET CASH FROM (USED IN) OPERATING ACTIVITIES	(2,009,241)	(485,929)	(96,880)	1,149,666

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Purchases of property and equipment	(173,251)	(55,747)	(391,204)	(222,946)
Deferred curriculum development	249,265	19,225	(6,899)	7,687
Net cash from marketable securities transactions	-	13,483	(54,176)	896,228
Acquisition of CIBT shares from non-controlling interests	-	(21,239)	-	(21,239)
Acquisition of net assets from Sprott-Shaw Community College Group (Note 3(b))	(7,772,652)	-	(7,772,652)	-

NET CASH FROM (USED IN) INVESTING ACTIVITIES	(7,696,638)	(44,278)	(8,224,931)	659,730

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from issuance of shares and share subscription receipts	7,563,292	53,964	7,573,363	94,532
Proceeds from shares issued to non-controlling interests in AIMI	64,828	-	530,698	-
Treasury share transactions (Note 7)	21,075	(451,970)	660,780	(68,215)
Net advances from related parties	390,878	25,269	(56,287)	39,463
Funds from loan advances	-	26,169	-	1,036,690
Lease obligation repayments	(4,800)	(8,125)	(9,302)	(12,473)
Deferred finance fees	-	757	-	(19,960)

NET CASH FROM (USED IN) FINANCING ACTIVITIES	8,035,273	(353,936)	8,699,252	1,070,037

EFFECTS OF EXCHANGE RATE CHANGES ON CASH	41,516	-	712,798	-

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,629,090)	(884,143)	1,090,239	2,879,433

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	14,453,841	6,508,206	11,734,512	2,744,630

CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 12,824,751	$ 5,624,063	$ 12,824,751	$ 5,624,063

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.

(Previously Capital Alliance Group Inc.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

UNAUDITED

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

CIBT Education Group Inc. (the “Company”) is an educational, investment, and marketing organization headquartered in Vancouver, British Columbia, Canada.  The Company’s current business operations include education and media communications.  The Company currently has three principal business units, being CIBT School of Business & Technology Corp. (“CIBT”), Sprott-Shaw Degree College Corp. (“SSDC”), and IRIX Design Group Inc. (“IRIX”) (Note 3).  The Company’s education business is conducted through CIBT and its subsidiaries in China, and through SSDC in Canada.  CIBT’s educational operations are based in China, and SSDC’s educational operations are based in Canada.  The Company operates its media communications business through IRIX and its subsidiaries.  IRIX is based in Canada with representatives in Hong Kong and the US.  On November 14, 2007, the Company changed its name from Capital Alliance Group Inc. to CIBT Education Group Inc.

Effective July 1, 2006, the Company changed its reporting currency from Canadian dollars to United States dollars but has retained the Canadian dollars as its functional currency.  The Company believes that United States dollars better reflects its business transactions in the international markets.  Many of the Company’s transactions with investors, creditors, and financial markets are denominated in United States dollars, and it is anticipated that a significant portion of the Company’s future financial transactions will be denominated in United States dollars.  All dollar amounts are expressed in United States dollars unless otherwise stated.

In accordance with GAAP, the Company uses the current rate method to translate all amounts presented to United States dollars.  Under the current rate method, all assets and liabilities are translated from Canadian dollar functional currency to United States dollars using exchange rates in effect at the end of the reporting period; revenue, expenses and cash flows are translated at the average rate during the reporting period; and any associated gains and losses are recorded as cumulative translation adjustment in equity.  All comparative figures presented have been translated using the same method.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These financial statements are expressed in United States dollars and have been prepared in accordance with accounting principles generally accepted in Canada.

Comparative figures

Certain of the comparative figures for 2006 and 2007 have been reclassified to conform to the current period’s presentation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the determination of impairment of property and equipment and intangible assets, useful lives for amortization of assets and liabilities including deferred costs and revenues and determination of fair value for stock-based transactions.  Financial results as determined by actual events could differ from those estimates.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, all its majority-owned subsidiaries and the variable interest entities in which the Company is deemed to be the primary beneficiary.  In addition, the results of the Company include the proportionate share of the assets, liabilities, revenues and expenses of International Education Enrollment Center, a joint venture based in An Yang, China and owned 51% by CIBT School of Business (see Note 3).  All significant intercompany transactions and balances have been eliminated on consolidation.

CIBT EDUCATION GROUP INC.

                                                                                                                     Page 2

(Previously Capital Alliance Group Inc.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

UNAUDITED

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Foreign currency translation

Previously, the Company determined that all of its subsidiaries operating in foreign denominated currencies were integrated foreign operations.  Effective January 1, 2006 the Company determined that two of CIBT’s subsidiaries, a 100% interest in CIBT School of Business and a 60% interest in CIBT Beihai International Management School, are no longer integrated foreign operations, and have been reclassified as self-sustaining operations.  This determination was made based on an analysis of the operations of the two subsidiaries and their ability to carry on operations without management services and funding from the parent company.  The following factors influenced the Company’s determination of self-sustaining operations for the two CIBT subsidiaries: (i) the tuition fees are determined by local competition and local government regulations in China, and are not influenced by changes in exchange rates, (ii) CIBT’s education market is localized in China, (iii) CIBT’s labour force and related costs are localized and paid in local currencies, (iv) the day-to-day activities of the two CIBT subsidiaries are financed from its own operations, and (v) there is little interrelationship between the day-to-day activities of the two CIBT subsidiaries and the parent company.  The result of this change in determination and corresponding change in translation methodology have been applied prospectively commencing January 1, 2006.

The CIBT subsidiaries in China maintain their accounting records in their functional currency, Chinese RMB.  The Company’s functional currency is Canadian dollars and the reporting currency is United States dollars.  The Company’s integrated foreign operations are translated using the temporal method.  Under this method, foreign denominated monetary assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange on effect at the balance sheet date; revenues and expenses are translated at average rates of exchange during the period; and exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the period.  The Company’s self-sustaining foreign operations are translated using the current rate method.  Under this method, foreign denominated assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; revenues and expense items are translated at the rates which approximate those in effect on the date of the transactions; and the resulting gains and losses from translation are accumulated in a separate component of shareholders’ equity.  An appropriate portion of the exchange gains and losses accumulated in the separate component of shareholders’ equity will be included in the determination of operating results for the period when there is a reduction in the net investment in the self sustaining operation.

In accordance with GAAP, the Company uses the current rate method to translate all amounts presented to United States dollars.  Under the current rate method, all assets and liabilities are translated from Canadian dollar functional currency to United States dollars using exchange rates in effect at the end of the reporting period; revenue, expenses and cash flows are translated at the average rate during the reporting period; and any associated gains and losses are recorded as cumulative translation adjustment in equity.  All comparative figures presented have been translated using the same method.

Financial instruments

The fair value of the Company’s financial instruments included in current assets and liabilities were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.  The fair value of long-term debts are estimated using discounted cash flow analysis, based upon the Company’s current borrowing rates, and approximate their carrying value.  Management has also determined that the fair value of the non-current capital lease obligations approximates its carrying value based on a comparison of current market conditions on comparable lease obligations.  The Company operates in Canada and China and incurs substantial operating costs which are payable in U.S. dollars and Chinese RMB, giving rise to significant exposure to market risks from changes in foreign currency rates.  Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.  The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable.  Cash is on deposit at major financial institutions.  Management is of the opinion that credit risk with respect to accounts receivable is limited due to the ongoing evaluations of its debts and the monitoring of their financial condition to ensure collections and to minimize losses.  The Company was exposed to changes of interest rates on its convertible debentures.

Cash equivalents

The Company considers only those investments that are highly liquid, readily convertible to cash with original maturities of three months or less at date of purchase as cash equivalents.

CIBT EDUCATION GROUP INC.

                                                                                                                     Page 3

(Previously Capital Alliance Group Inc.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

UNAUDITED

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Marketable securities

Marketable securities consist of common shares of NextMart Inc. (previously Sun New Media Inc.).  The common shares are traded in the public equity markets, and are held by the Company on an available-for-sale basis.  The common shares held by the Company represent 7% of NextMart Inc., which does not represent a position of significant influence. The investment in NextMart Inc. is accounted for at the lower of cost and market value.  To June 30, 2007, the market value of the NextMart Inc. shares owned by the Company has exceeded their carrying value on the Company’s financial statements and accordingly no impairment provisions have been recorded.  At December 31, 2007, the market value declined below the carrying value, and consequently a temporary decline in value for comprehensive income purposes has been recognized (see Note 4).

Property and equipment

Property and equipment are recorded at cost.  Amortization is provided over the estimated useful lives of assets as follows: Leasehold improvements - straight-line over 5 years; Furniture and equipment - 20% declining balance; Computer equipment - 20% declining balance; Computer software - straight-line over 2 years.  The carrying value of property and equipment is reviewed for impairment whenever changes in events or circumstances indicate the recoverable value may be less than the carrying amount.  Determination of whether impairment of property and equipment has occurred is based on undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition.  Impairment charges, when indicated, are charged to operations in the reporting period in which determination of impairment is made by management.  The impairment charge is calculated by the excess of the carrying value over its fair value, with fair value being determined using a discounted cash flow analysis.

Curriculum development costs

CIBT and SSDC capitalize direct costs incurred in developing programs and curriculums for new courses.  These costs are amortized to direct educational cost on a straight-line basis over the expected life of the course upon commencement of the new courses.  Costs relating to the ongoing development and maintenance of existing courses are expensed as incurred.

Deferred finance fees

The Company capitalizes direct fees incurred in connection with proposed private debt and equity financings.  Finance fees are offset against the proceeds of the financing or charged to operations if the financing is not completed.

Intangible assets

Intangible assets with definite lives, consisting of programs, student enrolments and facilities acquired in connection with Beihai College (refer to Note 3(a)), are carried at cost less accumulated amortization in accordance with the requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 3062, “Goodwill and other intangible assets”.  These intangible assets are amortized on a straight-line basis over their estimated useful life which was initially a period of 7 years and was increased to 15 years on a prospective basis effective January 1, 2005 in accordance with the amended terms of the Weifang Agreement (Note 3 (a)).  In accordance with the CICA Handbook, section 3063, “Impairment of long-lived assets”, effective January 1, 2004, recoverable value is determined by management based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition.  Impairment charges, when indicated, are charged to operations in the reporting period in which determination of impairment is made by management.  The impairment charge is calculated by the excess of the carrying value over its fair value, with fair value being determined using a discounted cash flow analysis.

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair values.  Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination.  When the net of the amounts assigned to identifiable net assets exceeds the cost of the purchase (“negative goodwill”), the excess is eliminated, to the extent possible, by a pro-rata allocation to certain non-current assets, with the balance presented as extraordinary gain.  Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  Impairment is assessed through a comparison of the carrying amount of the reporting unit with its fair value.  When the fair value of a reporting unit is less than its carrying amount, goodwill of the reporting unit is considered to be impaired.  Any impairment of goodwill is expensed in the period of impairment.

CIBT EDUCATION GROUP INC.

                                                                                                                     Page 4

(Previously Capital Alliance Group Inc.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

UNAUDITED

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the risks and rewards of ownership pass to the purchaser, the selling price is fixed and determinable, and collectibility is reasonably assured.  Irix recognizes revenue for service provided on a completed contract basis.  Under the completed contract method, contract revenues billed and contract expenses incurred are deferred until the contract is substantially completed, delivery to the customer occurs and there is reasonable assurance of collection.  If losses are expected on contracts before substantial completion, full provision is made for such losses.  CIBT and SSDC recognize tuition fee revenue, net of discounts, on a straight line-basis over the period of instruction.  Tuition fees paid in advance of course offerings, net of related discounts and direct costs incurred, are recorded as deferred revenue and recognized in revenue when earned.  CIBT has entered into numerous educational delivery agreements with various educational service providers whereby a portion of the tuition fees, net of discounts, are paid to these educational service providers for the provision of facilities and/or teaching staff.  For the majority of these revenue sharing arrangements CIBT is considered the primary obligor and accordingly records the tuition fee revenues on a gross basis and the portion paid to the educational service providers is included in direct educational costs.  The Company recognizes revenues from its management advisory services agreements on a straight-line basis over the service period.

Stock-based compensation

The Company grants stock options to certain directors, employees and consultants to acquire shares in the common stock of the Company in accordance with the terms of the Company’s stock option plan.  The Company has adopted the recommendations of the CICA Handbook, Section 3870, “Stock-based compensation and other stock-based payments”, whereby it expenses the estimated fair value of all stock-based compensation awards issued or modified on or after January 1, 2003 over the requisite service period.  Fair values have been determined using the Black-Scholes option pricing model.

Income taxes

The Company follows the liability method of tax allocation.  Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantially enacted tax rates and laws in effect when the differences are expected to reverse.  In the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax assets is determined by reference to the likely realization of future income tax reductions.  The Company has not recognized potential future benefit amounts as the criteria for recognition have not been met.

Earnings (loss) per share

The Company follows the treasury stock method for determining earnings (loss) per share.  This method assumes that proceeds received from in-the-money stock options and share purchase warrants are used to repurchase common shares at the average prevailing market rate during the reporting period.  Basic earnings (loss) per share figures have been calculated using the weighted monthly average number of shares outstanding during the respective periods.

NOTE 3 – SUBSIDIARIES

a)    CIBT School of Business & Technology Corp.

CIBT was incorporated on February 9, 1994 and is in the business of developing and operating academic, technical and career training schools in China.  The results of CIBT include the accounts of CIBT and its wholly-owned subsidiaries, CIBT School of Business, a company incorporated in Beijing, China, CIBT (HK) Limited, a company incorporated in Hong Kong on October 1, 1997, formed solely for the purpose of conducting the Company’s financial transactions in China, and its 60% interest in Weifang University Beihai College (“Beihai College”) as described below.  The results of the Company also include the proportionate share of the assets, liabilities, revenues and expenses of International Education Enrollment Center, a joint venture based in An Yang, China and owned 51% by CIBT School of Business.

CIBT EDUCATION GROUP INC.

                                                                                                                     Page 5

(Previously Capital Alliance Group Inc.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

UNAUDITED

NOTE 3 – SUBSIDIARIES (cont’d)

a)

CIBT School of Business & Technology Corp. (cont’d)

During the fiscal year ended 2007, the Company completed a restructuring of the ownership of CIBT in accordance with the terms of the CIBT $5 million debenture and warrant financing as described in Note 5.  The result was an increase in the Company’s ownership in CIBT from 76.1% to 99.8% which was accomplished through the following series of transactions:

(a)

the settlement of advances from the Company to CIBT totalling $1,555,786 in exchange for 1,668,321 common shares of CIBT at approximately $0.93 per share;

(b)

the acquisition of 1,548,678 common shares from treasury of CIBT at approximately $0.93 per share for total cash consideration of $1,444,214;

(c)

the purchase of 3,813,935 previously issued common shares of CIBT from non-controlling shareholders of CIBT in exchange for the issuance of 4,853,113 common shares of the Company at a price of C$1.00 per share.

The increase of the Company’s ownership in CIBT from 76.1% to 99.8% (an increase of 23.7%) has been accounted for using the purchase method.  The proportionate fair value of the assets acquired and liabilities assumed as a result of the Company’s 23.7% increase in the ownership of CIBT are as follows:

Proportionate Share Acquired

Cash and cash equivalents	$ 917,237
Accounts receivable	267,869
Prepaids and other current assets	205,419
Property and equipment	224,921
Deferred costs and other	80,579
Intangible assets	83,482
Goodwill	3,995,405
Accounts payable	(325,169)
Deferred revenue	(451,969)
Due to related parties	(428,679)
Non-controlling interest	(152,204)

Net assets acquired equal to purchase price	$ 4,416,891

Purchase price made up as follows:
4,853,113 shares issued at C$1.00 per share	$ 4,410,678
Non-controlling interest share of the Company equity contributions in (a) and (b) above	6,213

Total purchase price	$ 4,416,891

During the period ended December 31, 2007, the Company underwent additional restructuring of the ownership of CIBT in accordance with the terms of the CIBT $5 million debenture and warrant financing as described in Note 5.  Effective December 10 2007, Shane exercise its share purchase warrants for 5,361,667 common shares of CIBT reducing the Company’s ownership in CIBT to 78.1%.  Immediately following this transaction, the Company acquired these newly issued shares of CIBT from Shane through the issuance of 10,000,000 of the Company’s common shares.  The result of this second transaction was an increase in the Company’s ownership in CIBT from 78.1% to 99.9%.  These transactions are summarized as follows:

(a)

CIBT issued 5,361,667 of its common shares on the exercise of 5,361,667 warrants for total proceeds of $5,000,000.  The decrease in the Company’s ownership percentage resulted in a gain on dilution of $2,916,905 being recorded during the period;

(b)

The Company acquired these newly issued CIBT shares in exchange for 10,000,000 of the Company’s common shares with an estimated fair value of $17,951,856 (C$17,600,000).

CIBT EDUCATION GROUP INC.

                                                                                                                     Page 6

(Previously Capital Alliance Group Inc.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

UNAUDITED

NOTE 3 – SUBSIDIARIES (cont’d)

a)    CIBT School of Business & Technology Corp. (cont’d)

The increase of the Company’s ownership in CIBT from 78.1% to 99.9% in transaction (b) above (an increase of 21.8%) has been accounted for using the purchase method.  The proportionate fair value of the assets acquired and liabilities assumed as a result of the Company’s 21.8% increase in the ownership of CIBT are as follows:

Proportionate Share Acquired

Cash and cash equivalents	$ 1,348,594
Accounts receivable	53,598
Prepaids and other current assets	386,546
Property and equipment	276,018
Deferred costs and other	88,819
Due from related parties	968,785
Intangible assets	75,987
Goodwill	15,833,539
Accounts payable	(365,739)
Deferred revenue	(582,641)
Non-controlling interest	(131,650)

Net assets acquired equal to purchase price	$ 17,951,856

Purchase price made up as follows:
10,000,000 shares issued at C$1.76 per share	$ 17,951,856

Total purchase price	$ 17,951,856

The purchase price allocation for these two acquisition transactions are preliminary and may be adjusted further as a result of obtaining additional information regarding preliminary estimates of fair values made at the dates of purchase.

Establishment of Beihai College

By agreement dated August 11, 2004 (the “Weifang Agreement”), CIBT established a business venture and received a 60% interest in Beihai College from Weifang University (“Weifang”) in consideration for a funding commitment to Beihai College of $714,286 (5,000,000 RMB) of which $357,143 (2,500,000 RMB) was paid on closing and the balance of $357,143 (2,500,000 RMB) was paid during 2005.  Beihai College is a PRC government approved college which has been in operation since 2002.  In consideration for retaining a 40% interest in Beihai College, Weifang has transferred definite life intangible assets consisting of its existing programs and student enrolments to the newly named CIBT Beihai International Management School and has also agreed to provide exclusive use of the Beihai College facilities at no cost for a period of seven years (subsequently amended to 15 years).  The Company has recorded definite life intangibles assets subject to amortization on a straight-line basis over seven years (15 years commencing in 2005).

Establishment of International Education Enrollment Center

During the current year, CIBT established a 51% joint venture interest in International Education Enrollment Center, an English training center for teachers based in An Yang, China.  As a result of this transaction, the Company has recorded definite life intangibles assets subject to amortization on a straight-line basis over five years.

CIBT EDUCATION GROUP INC.

                                                                                                                     Page 7

(Previously Capital Alliance Group Inc.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

UNAUDITED

NOTE 3 – SUBSIDIARIES (cont’d)

b)    Sprott-Shaw Degree College Corp.

Effective December 17, 2007, the Company acquired, through Sprott-Shaw Degree College Corp. (“SSDC”) (a newly incorporated wholly owned subsidiary of the Company), the primary assets and liabilities used in the operation of the Sprott-Shaw Community College group of schools (the “SSCC Assets”).  The SSCC Assets will enable the Company to continue to operate the SSCC business which consists of career and vocational schools, language training schools, and a baccalaureate degree granting college through 17 campuses in Western Canada.  In addition, the business has locations in Vietnam, the Philippines, Jordan and China.

As consideration the Company has paid an initial amount to the vendors of $7,428,954 with a further C$1,000,000 being held in escrow which will be released 12 months after the closing date (December 17, 2007), subject to:

(a)

the satisfaction of certain conditions; and

(b)

adjustments based on the final determination of the working capital acquired at the time of closing.

In addition, the Company has agreed to pay a total of C$2,159,000 of further consideration which will be paid upon the achievement of the following milestones by the newly acquired business (the “SSCC Business”):

(a)

up to C$386,333 if the net income of the SSCC Business before interest, taxes, depreciation and amortization calculated in accordance with Generally Accepted Accounting Principles (the “EBITDA”) is equal to or exceeds C$2,300,000 for the period September 1, 2007 to August 29, 2008, such amount to be calculated according to a formula which is based upon the excess;

(b)

up to a maximum of C$386,333 if the EBITDA for the SSCC Business is equal to or exceeds C$2,300,000 for the period August 30, 2008 to August 28, 2009, such amount to be calculated according to a formula which is based upon the excess; and

(c)

up to a maximum of C$386,333 if the EBITDA for the SSCC Business is equal to or exceeds C$2,300,000 for the period August 29, 2009 to August 27, 2010, such amount to be calculated according to a formula which is based upon the excess.

The additional consideration will be reduced if the EBITA is less than C$2,300,000 for the first two fiscal years following closing.

The acquisition of the SSCC Assets has been accounted for using the purchase method with the fair value of the assets acquired and liabilities assumed being as follows:

Fair Value of Assets Acquired

Accounts receivable	$ 5,359,022
Inventory	691,294
Prepaids and other current assets	569,863
Property and equipment	2,330,153
Goodwill	11,944,481
Bank overdraft	(121,087)
Accounts payable and accrued liabilities	(2,168,061)
Deferred revenue	(9,983,942)
Long term debt and lease obligations	(999,845)

Net assets acquired equal to purchase price	$ 7,621,878

The purchase price allocation for this acquisition is preliminary and may be adjusted further as a result of obtaining additional information regarding preliminary estimates of fair values and costs made at the date of purchase.

The operating results of SSDC, through the SSCC Business, from December 17, 2007 to December 31, 2007 are included in these consolidated financial statements.

CIBT EDUCATION GROUP INC.

                                                                                                                     Page 8

(Previously Capital Alliance Group Inc.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

UNAUDITED

NOTE 3 – SUBSIDIARIES (cont’d)

c)    IRIX Design Group Inc.

Effective October 31 2000, the Company completed the acquisition of 51% of IRIX, a private British Columbia, Canada corporation engaged in full service multi-media and advertising agency services in Canada, USA and Hong Kong.  The operations of IRIX include the accounts of its wholly-owned subsidiaries, IRIX Design Group Inc., a California corporation, and IRIX Design (Hong Kong) Company Limited, a Hong Kong company.

d)    Asia Interactive Media Inc.

On February 9, 2007, the Company loaned to Asia Interactive Media Inc. (“AIMI”), a US reporting company, $150,000 in exchange for an 8% convertible promissory note due February 9, 2009.  The loan is to be used by AIMI for general and administrative purposes.  At any time before February 9, 2009, the Company has the right to convert all or a portion of the loan principal amount of the promissory note into common shares of AIMI at a conversion price of $0.01 per share.  As at February 9, 2007, AIMI had 5,000,000 common shares outstanding and the Company’s loan can be converted into 15,000,000 common shares of AIMI, representing a 75% interest.  In addition, concurrent with the loan being advanced, certain members of the Company’s management team and Board of Directors became members of AIMI’s Board of Directors.

The Company has identified AIMI as a variable interest entity (“VIE”) as AIMI does not have sufficient equity at risk to finance its activities without subordinated financial support.  The Company has determined that it is the primary beneficiary of AIMI as the Company is exposed to a majority of the expected losses from AIMI’s activities or is entitled to receive a majority of the AIMI’s residual returns or both.

NOTE 4 – MARKETABLE SECURITIES

By agreement dated July 21, 2005, and closed effective September 18, 2005, SE Global Equities Corp. (“SEG”) issued 50,000,000 post consolidation common shares on acquisition of 100% of the issued and outstanding common shares of Sun Media Investments Holding Ltd., a private BVI company (“SMIH”).  In connection with this transaction, SEG issued 5,000,000 common shares as a finder’s fee and in a related transaction, the Company sold 500,000 pre consolidation (250,000 post consolidation) shares of SEG for proceeds of $450,000.  Concurrent with this transaction, SEG consolidated its outstanding shares on a 1 for 2 basis.  As a result of this series of transactions, the Company’s ownership in SEG was reduced from 78.5% to approximately 11% resulting in an effective disposal of the Company’s control position in SEG.  Accordingly, the investment in SNMI subsequent to September 18, 2005 has been reported as marketable securities at the lower of cost and market value.  The Company’s carrying value of the assets and liabilities disposed of as at September 18, 2005 was $47,980 resulting in a gain on sale of discontinued operations of $402,341.  The results of operations and cash flows of SEG for the period from January 1, 2005 to September 18, 2005 have been reported on a discontinued operations basis.  In connection with this transaction, the Company entered into a 24-month management advisory services agreement with SEG.  As consideration, the Company received a one-time payment of 250,000 post consolidation common shares of SEG with a fair value of $962,500.

On November 15, 2006, the Company entered into a 12-month management advisory services agreement with SMIH.  As consideration, the Company received a one-time payment of 500,000 post consolidation common shares of SEG with a fair value of $355,000.  To December 31, 2007, the Company has fully recognized $1,317,500 of consulting income in connection with the management advisory services agreements.

At December 31, 2007, the marketable securities consist of 5,862,824 common shares representing 7% of NextMart Inc. (previously Sun New Media Inc., and formerly SEG).  Accordingly, the investment in NextMart Inc. subsequent to September 18, 2005 has been reported as marketable securities at the lower of cost and market value.  The quoted market value of these shares at December 31, 2007 was $820,795 which represented a $762,282 temporary decline in value from the carrying value, and as a result the decrease in value has been recognized as a temporary decline in value for comprehensive income purposes.

CIBT EDUCATION GROUP INC.

                                                                                                                     Page 9

(Previously Capital Alliance Group Inc.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

UNAUDITED

NOTE 5 – LONG-TERM DEBT

On April 25, 2007, CIBT completed a $5 million debenture and warrant financing with Shane Corporation SARL (“Shane”), an affiliate of Camden Partners Holdings LLC, a US based private equity firm with expertise in the for-profit education sector.  Shane advanced to CIBT $5 million in exchange for a debenture issued by CIBT and common share purchase warrants to purchase 5,361,667 common shares of CIBT at a price of approximately $0.93 per share.  The debenture is due three years from issuance and bears interest at a rate of 8% per annum payable quarterly.  Further, the debenture becomes due and payable within six months of CIBT completing a minimum $25 million public offering (the “IPO”).  The rate of interest is subject to escalation to a rate of (i) 20% upon a default on certain payment terms defined in the agreement and (ii) 15% upon CIBT failing to attain certain earnings thresholds as defined in the agreement.  The warrants are exercisable for the period ending the earlier of (i) five years from issuance and (ii) six months following the completion of the IPO by CIBT.  In addition, commencing upon CIBT completing the IPO, the warrants can be exercised on a cashless basis.  CIBT paid fees in connection with the placement of this financing totalling $500,000 plus 268,083 common share purchase warrants with similar terms and conditions to the financing warrants.  CIBT paid additional costs in connection with this financing totalling $545,600.

The Company classified the above debenture and related warrants into its component parts being a financial liability and equity instrument respectively.  The total proceeds and financing costs were allocated to their component parts on a relative fair value basis.  The fair value of the debt without the detachable warrants was estimated based on an estimated interest rate of 15% based on debt with comparable terms and risk profile.  The fair value of the financing warrants and the placement agent warrants was estimated using the Black-Scholes option pricing model using the following assumptions: expected life of 2 years; risk free interest rate of 4.12%; expected dividend yield of 0% and an expected volatility of 50%.

Based on the above fair value determinations and the estimate of the fair value of the placement agent warrants, the amount of the proceeds and costs allocated to the debt component and equity component (contributed surplus) at the issuance were as follows:

Amount allocated to:	Contributed Surplus	Debt	Total

Proceeds received	$ 1,300,146	$ 3,699,854	$ 5,000,000
Finance fees paid (including agent warrants)	(216,342)	(829,258)	(1,045,600)

Carrying value at issuance	$ 1,083,804	$ 2,870,596	$ 3,954,400

Over the period from issuance to maturity of the debt, the carrying value of the debt, net of finance costs, will be accreted to the face amount of $5,000,000 using the effective interest method.  Further, in the event that CIBT pays the debt out prior to maturity, any unamortized amount will be immediately charged to operations.  Under the effective interest method, the effective rate of interest is 31%.  Effective December 10, 2007, as described in Note 3(a), Shane exercised their 5,361,667 share purchase warrants resulting in proceeds payable to CIBT of $5,000,000.  CIBT and Shane agreed that the amounts owing to Shane would be forgiven as consideration for the exercise of the warrants.  Also during the period, CIBT paid all interest owing to Shane totalling $280,496.  The continuity of the debt carrying value since inception is as follows:

Carrying value at issuance	$ 2,870,596
Accretion of fair value interest and accrued finance costs	162,309

Balance at June 30, 2007	3,032,905
Accretion of fair value interest and accrued finance costs	437,212
Interest payments	(280,096)

Balance at December 10, 2007 before repayment	3,190,021
Accelerated amortization on repayment of debt	1,809,979

5,000,000
Less: repayment	(5,000,000)

Balance at December 31, 2007	$ -

CIBT EDUCATION GROUP INC.

                                                                                                                     Page 10

(Previously Capital Alliance Group Inc.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

UNAUDITED

NOTE 6 – SHARE CAPITAL

Authorized share capital consists of 100,000,000 common shares without par value.

	Number	Value
Issued and outstanding

Balance at June 30, 2006	35,552,630	$ 17,977,570

- for cash by exercise of options at C$0.30 per share	50,000	13,633
- for cash by exercise of options at C$0.35 per share	100,000	31,217
- for cash by exercise of options at C$0.50 per share	175,000	78,371
- for cash by exercise of options at C$0.80 per share	50,000	36,353
- for cash by exercise of warrants at C$0.58 per share	1,036,000	513,056
- for cash by exercise of warrants at C$0.80 per share	20,000	14,541
- for private placement at C$0.75 per share	6,003,330	3,841,395
- fees and commissions for private placement	-	(151,160)
- for acquisition of CIBT common shares at C$1.00 per share	4,853,113	4,410,678
- contributed surplus reallocated on exercise of stock options	-	86,153

Balance at June 30, 2007	47,840,073	26,851,807

- for cash by exercise of warrants at C$0.58 per share	90,909	53,096
- for cash by exercise of options at C$0.50 per share	50,000	25,500
- for cash by exercise of warrants at C$0.80 per share	33,333	27,199
- for private placement at C$1.90 per share	2,743,447	5,316,757
- fees and commissions for private placement	-	(214,198)
- for acquisition of CIBT common shares at C$1.76 per share (Note 3(a))	10,000,000	17,951,856
- contributed surplus reallocated on exercise of stock options	-	16,320

Balance at December 31, 2007	60,757,762	$ 50,028,337

On November 27, 2007, the Company completed a brokered private placement (1,578,947 units – C$2,999,999) and non-brokered private placement (1,164,500 units – C$2,212,550) for a total of 2,743,447 units at C$1.90 per unit for total proceeds of C$5,212,549.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one-half additional common share of the Company at a price of C$2.25 per share for a period of two years from the date of issuance.  For the brokered portion of the private placement, the Company paid C$210,000 in fees and commissions, and 236,842 agent’s warrants.  Each agent’s warrant entitle the agent to purchase one common share of the Company at a price of C$1.90 per share in the first year and at a price of C$2.25 per share in the second year.

Treasury shares held

In accordance with TSX Venture Exchange approval and the provisions of a normal course issuer bid, the Company from time to time acquires its own common shares into treasury.  As at December 31, 2007, 962,496 common shares with an accumulated cost of $1,082,648 have been recorded as treasury shares held.  On July 12, 2007, the Company sold 1,100,000 treasury shares acquired through the provisions of the Company’s normal course issuer bid to the Company’s CEO and certain directors at C$1.61 per share (market price) for total proceeds of C$1,771,000.  The average cost to the Company of the treasury shares was C$1.21 per share.  On May 25, 2007, the Company renewed its TSX normal course issuer bid allowing for the repurchase of a total of one million common shares of the Company.  The TSX normal course issuer bid will expire on May 25, 2008.

Share purchase warrants

The Company has 6,276,828 share purchase warrants outstanding exercisable at prices ranging from C$0.58 per share to C$2.25 per share exercisable for periods ending from April 5, 2008 to November 27, 2009.

CIBT EDUCATION GROUP INC.

                                                                                                                     Page 11

(Previously Capital Alliance Group Inc.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

UNAUDITED

NOTE 6 – SHARE CAPITAL (cont’d)

Stock options

The Company has stock options outstanding to certain employees, officers and directors providing the right to purchase up to 4,260,000 shares at prices ranging from C$0.30 per share to C$1.62 per share exercisable for periods ending from June 24, 2008 to June 21, 2012.

Stock-based compensation

On June 22, 2007, 1,500,000 stock options were granted to employees, officers, directors and consultants of the Company at a price of C$1.53 per share, exercisable for a term of five years subject to vesting at a rate of 30% after 6 months of grant, 40% after 12 months of grant and the final 30% after 18 months of grant.  The fair value of these options at the date of grant totalling $1,218,005 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of five years; risk-free interest rate of 4.65%; expected dividend yield of 0% and an expected volatility of 67.5%.  The estimated fair value of the options will be recorded as compensation expensed on a straight-line basis over the vesting period of the underlying options of which $493,439 has been recorded to December 31, 2007.

Escrow shares

As at December 31, 2007, the Company has no shares held in escrow.

Subscriptions received

As at December 31, 2007, the Company received $2,350,652 (C$2,397,646) pursuant to a private placement that completed on January 7, 2008.  Refer to Note 8.

NOTE 7 – RELATED PARTY TRANSACTIONS

As at December 31, 2007, a balance of $32,698 was owing to certain officers, employees, directors, relatives of directors, and private companies controlled by officers and directors of the Company.  Amounts due to related parties are non-interest bearing and have no fixed terms of repayment.  The fair value of the amounts due to related parties is not determinable as they have no repayment terms.  These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

During the six month period ended December 31, 2007 the Company and its subsidiaries incurred $284,080 (2006 – $293,641) for management fees and salaries paid to certain directors and officers employed by the Company, CIBT, SSDC and IRIX.

From July 2007 to September 2007, funds totalling $436,890 were advanced to the CEO and private companies controlled by the CEO of the Company.  As security for the advances, the Company shares owned by the CEO and private companies controlled by the CEO are being held by the Company as collateral until the funds are repaid.  As at December 31, 2007, the full balance of the amount owing to the Company was repaid by the CEO and private companies controlled by the CEO.

NOTE 8 – SUBSEQUENT EVENTS

On January 7, 2008, the Company completed a private placement of 1,265,042 units at C$1.90 per unit for total proceeds of C$2,403,580.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one-half additional common share of the Company at a price of C$2.25 per share for a period of two years from the date of issuance.  The Company paid C$19,950 in fees and commissions, and 22,500 agent’s warrants.  Each agent’s warrant entitle the agent to purchase one common share of the Company at a price of C$1.90 per share in the first year and at a price of C$2.25 per share in the second year.

CIBT EDUCATION GROUP INC.

                                                                                                                                                                                                            Page 12

(Previously Capital Alliance Group Inc.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

UNAUDITED

NOTE 9 – SEGMENTED INFORMATION

The Company’s primary industry and geographic segments are in China where CIBT operates technical and career training schools, and in Canada where SSDC operates technical and career training schools and IRIX conducts web design and advertising services.  The Company’s corporate operations are also in Canada.

Industry and Geographic Segments

	Six Months Ended December 31, 2007					Six Months Ended December 31, 2006
Amounts in US$	CIBT (China)	SSDC (Canada)	IRIX (Canada)	Corporate (Canada)	Consolidated	CIBT (China)	SSDC (Canada)	IRIX (Canada)	Corporate (Canada)	Consolidated
Revenues
Educational	$ 3,486,220	$ 518,203	$ -	$ -	$ 4,004,423	$ 2,632,669	$ -	$ -	$ -	$ 2,632,669
Design and advertising	-	-	1,063,889	-	1,063,889	-	-	567,270	-	567,270
Consulting income	-	-	-	289,352	289,352	-	-	-	295,735	295,735
Gain from sale of marketable securities	-	-	-	6,198	6,198	-	-	-	1,201,364	1,201,364

	$ 3,486,220	$ 518,203	$ 1,063,889	$ 295,550	$ 5,363,862	$ 2,632,669	$ -	$ 567,270	$ 1,497,099	$ 4,697,038

Net revenues	$ 1,896,196	$ 324,761	$ 413,660	$ 295,550	$ 2,930,167	$ 1,412,814	$ -	$ 330,994	$ 1,497,099	$ 3,240,907
Operating expenses and other items:
Amortization	(139,412)	-	(15,075)	(1,067)	(155,554)	(96,634)	-	(18,750)	(1,197)	(116,581)
General and administrative	(1,279,437)	(83,223)	(376,153)	(1,645,699)	(3,384,512)	(1,078,480)	-	(315,430)	(781,743)	(2,175,653)
Stock-based compensation	-	-	-	(720,412)	(720,412)	-	-	-	-	-
Interest on long-term debt	(185,097)	-	-	-	(185,097)	-	-	-	-	-
Gain on CIBT share transactions	-	-	-	2,916,905	2,916,905	-	-	-	131,573	131,573
Finance fees - amortization	(2,047,471)	-	-	-	(2,047,471)	-	-	-	-	-
Non-controlling interests	(47,520)	(8,990)	-	107,975	51,465	(62,513)	-	-	(42,168)	(104,681)
Other income	142,139	-	2,605	38,186	182,930	4,633	-	704	43,190	48,526

Net income (loss)	$ (1,660,602)	$ 232,548	$ 25,037	$ 991,438	$ (411,579)	$ 179,820	$ -	$ (2,482)	$ 846,754	$ 1,024,091

Identifiable assets	$ 9,897,558	$ 23,975,326	$ 395,574	$ 25,529,636	$ 59,798,094	$ 7,198,720	$ -	$ 327,058	$ 3,943,164	$ 11,468,942

Capital expenditures	$ 391,204	$ -	$ -	$ -	$ 391,204	$ 222,946	$ -	$ -	$ -	$ 222,946

CIBT EDUCATION GROUP INC.

                                                                                                                                                                                                            Page 13

(Previously Capital Alliance Group Inc.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

UNAUDITED

CIBT EDUCATION GROUP INC.

(Previously Capital Alliance Group Inc.)

SCHEDULE 1

DECEMBER 31, 2007 AND 2006

UNAUDITED

GENERAL AND ADMINISTRATIVE EXPENSES
Amounts in US$	Three Months Ended December 31, 2007	Three Months Ended December 31, 2006	Six Months Ended December 31, 2007	Six Months Ended December 31, 2006

Advertising	$ 88,664	$ 77,369	$ 270,812	$ 192,714
Bank charges and interest	2,923	28,446	5,663	41,398
Consulting and management fees	606,948	189,201	674,178	359,384
Investor relations	51,329	15,310	86,997	37,154
Office and general	483,136	203,057	770,366	460,813
Professional fees	324,984	112,871	367,876	236,091
Rent	57,604	25,009	130,091	50,413
Salaries and benefits	448,223	353,743	853,902	731,969
Travel and promotion	182,592	30,522	224,627	65,717

	$ 2,246,403	$ 1,035,528	$ 3,384,512	$ 2,175,653

CIBT EDUCATION GROUP INC.

(Previously Capital Alliance Group Inc.)

SCHEDULE 2

DECEMBER 31, 2007 AND 2006

UNAUDITED

SUPPLEMENTAL COMPREHENSIVE INCOME (LOSS) INFORMATION
Amounts in US$	Three Months Ended December 31, 2007	Three Months Ended December 31, 2006	Six Months Ended December 31, 2007	Six Months Ended December 31, 2006

Net income (loss)	$ (124,538)	$ -	$ (411,579)	$ -
Decrease in fair value of marketable securities (Note 4)	(586,283)	-	(762,282)	-

Comprehensive income (loss)	$ (710,821)	$ -	$ (1,173,861)	$ -